SBC Communications Inc.
Ratio of Earnings to Fixed Charges - Pro Forma
Three Months Ended March 31, 2005
Dollars in Millions

3/31/2005 SBC Historical	3/31/2005 AT&T Historical	Pro Forma Adjustments Combined
Income Before Income Taxes	$1,375	(a)	$897	$(33)	$2,239
Add: Interest Expense	353		203	(39)	517
Dividends on Preferred Securities	8		-	-	8
1/3 Rental Expense	40		33	-	73

Adjusted Earnings	$1,776		$1,133	$(72)	$2,837

Total Interest Charges	$360		207	(39)	$528
Dividends on Preferred Securities	8		-	-	8
1/3 Rental Expense	40		33	-	73

Adjusted Fixed Charges	$408		$240	$(39)	$609

Ratio of Earnings to Fixed Charges	4.35		4.72		4.66

(a)  For SBC, undistributed earnings on investments accounted for under the equity method have been excluded.